EXHIBIT 6

Execution Copy

PLEDGE AGREEMENT

This Pledge Agreement dated as of May 9, 2012 (this “Agreement”), is made by each of the parties listed in Schedule 1 hereto (each a “Pledgor,” and together, the “Pledgors”) in favor of PL Manufacturing LLC, a Delaware limited liability company (the “Collateral Agent”).

INTRODUCTION

The Collateral Agent has entered into an Omnibus Agreement (the “Omnibus Agreement”) with PetroLogistics LP (the “Partnership”), PetroLogistics GP LLC (the “General Partner”), Propylene Holdings LLC, (“Propylene Holdings”), and PL Propylene LLC (“PL Propylene”) as of the date hereof. The above-named entities and individual are sometimes referred to herein as a “party” and collectively as the “parties.”

Pursuant to the Omnibus Agreement, the Partnership allocated to the General Partner all of its rights and obligations under certain propane swap transactions (the “Hedging Arrangements”).

The Omnibus Agreement contemplates that the Pledgors will pledge to the Collateral Agent common units representing limited partner interests in the Partnership (“Common Units”), distributions on which shall be paid by PL Manufacturing to the General Partner as the primary means for funding any contributions that shall be made by the General Partner to the Partnership pursuant to the Omnibus Agreement

The Pledgors desire to grant certain security interests to the Collateral Agent in the Common Units owned by them, in order to secure the payment and performance of the Collateral Agent’s obligations under the Omnibus Agreement.

Therefore, in consideration of the foregoing and for other good and valuable consideration received, the parties hereby agree as follows:

SECTION 1.
DEFINITIONS

1.1 Defined Terms. Capitalized terms used herein but not defined herein shall have the meanings specified in the Omnibus Agreement. As used herein, the following terms shall have the following meanings:

“Agreement” means this Agreement, as modified from time to time.

“Collateral” means all of each Pledgor’s present and future rights, titles and interests in the Common Units owned by the Pledgor as of the date of this Agreement, as set forth in Schedule 1 hereto, including any quarterly distributions paid by the Partnership in respect of such Common Units, subject to the limitations set forth in Section 2.2 of this Agreement, provided that such Common Units have not been released from this Agreement pursuant to Section 2.3 of this Agreement. In the event that Collateral is released from this Pledge Agreement, it shall no longer constitute Collateral hereunder.

“Collateral Agent” has the meaning specified in the preamble hereto.

“Omnibus Agreement” has the meaning specified in the preamble hereto.

“Pledgor” has the meaning specified in the preamble hereto.

“UCC” means the Uniform Commercial Code as in effect in the State of New York from time to time.

SECTION 2.
GRANTING AND PERFECTION

Each Pledgor represents, warrants, and agrees with Collateral Agent as follows:

2.1 Grant of Security Interest. Such Pledgor hereby grants to Collateral Agent, for the benefit of the parties to the Omnibus Agreement, a security interest in the Collateral to secure the payment and performance of the obligations of the Collateral Agent, Propylene Holdings and the General Partner under the Omnibus Agreement. To the extent that the Collateral is not subject to the UCC, such Pledgor collaterally assigns such Collateral to Collateral Agent to secure the payment and performance of the obligations under the Omnibus Agreement to the full extent that such a collateral assignment is possible under applicable law.

2.2 Rights Retained by Pledgor. Notwithstanding the pledge in Section 2.1:

(a) Such Pledgor shall be entitled to receive and retain any quarterly cash distributions in respect of the Collateral owned by such Pledgor to the extent that such quarterly cash distribution exceeds the Quarterly Hedge Payment Obligation for such quarter and to the extent that any such amounts are not held by the Collateral Agent to establish, maintain or augment the Cash Reserve;

(b) Such Pledgor shall be entitled to exercise any voting and other consensual rights pertaining to the Collateral owned by such Pledgor;

(c) In the event of the liquidation of a Pledgor’s Collateral, such Pledgor shall be entitled to excess proceeds as provided in Section 3.2 hereof; and

(d) Upon the termination of the Omnibus Agreement, such Pledgor shall be entitled to the return of its pro-rata share of the Cash Reserve, if any.

2.3 Rights Transferred to Collateral Agent. In addition to the rights granted in Section 3 hereof, until the termination or expiration of the Omnibus Agreement:

(a) The Collateral Agent shall be entitled to receive the quarterly distributions on any Collateral and, to the extent necessary, pay such amount to the General Partner to fund the GP Capital Contribution; and

(b) The Collateral Agent retain such amount in order to establish, maintain or augment a Cash Reserve, as provided in the Omnibus Agreement.

2.3 Release of Pledged Units. From time to time, the Collateral Agent may release Pledged Units from this Agreement, provided, however, that the market value of all Pledged Units and all PL Manufacturing Units must at all times be equal to or greater than ten (10) times the mark-to-market value of the Hedging Arrangements. If, after the Collateral Agent has released Common Units pursuant to this Section 2.3, the mark-to-market value of the Hedging Arrangements exceeds 1/10th of the value of all then Pledged Units and PL Manufacturing Units, the Collateral Agent shall require the Pledgors to re- pledge a number of Common Units such that the market value of all Pledged Units and PL Manufacturing Units is equal to or greater than ten (10) times the mark-to-market value of the Hedging Arrangements, provided, however, that no Pledgor shall be required to pledge a number of Common Units that exceeds its pro rata share of the Initially Pledged Units, and the number of PL Manufacturing Units that are subject to this Agreement shall not exceed the Initial PL Manufacturing Units.

SECTION 3.
REMEDIES

3.1 Remedies. In the event that the Quarterly Hedge Payment Obligation for any quarter exceeds the sum of (1) the total quarterly distribution that is paid on the Collateral of all Pledgors and the PL Manufacturing Units in respect of such quarter, and (2) the Cash Reserve, each Pledgor shall have the right to fund its pro rata share of the shortfall by making a cash payment to the Collateral Agent, which the Collateral Agent shall pay to the General Partner to fund a portion of the GP Capital Contribution. If any Pledgor fails to so fund its pro rata portion of any such shortfall:

(a) Collateral Agent may exercise all the rights and remedies of a secured party under the UCC.

(b) Collateral Agent may foreclose on any Collateral in any manner permitted by the courts of or in the State of New York or the state in which any Collateral is located or deemed located.

(c) Collateral Agent may sell any Collateral at one or more public or private sales, at the office of Collateral Agent or elsewhere, for cash, upon such terms as Collateral Agent deems appropriate. In the event that any sale hereunder is not completed or is defective in the opinion of Collateral Agent, Collateral Agent shall have the right to cause subsequent sales to be made hereunder. Collateral Agent may delegate to any agent the performance of any acts in connection with any sale hereunder, including the sending of notices and the conduct of the sale. If any notice of a proposed sale or other disposition of Collateral shall be required by law, such notice shall be deemed reasonable and proper if given at least ten (10) days before such sale or other disposition.

(d) Collateral Agent may, in its discretion, if in its reasonable opinion there is any question that a public sale or distribution of any Collateral will violate any state or federal securities law, to the extent permitted by law, (A) offer and sell membership interests privately to purchasers who will agree to take them for investment purposes and not with a view to distribution, or (B) if lawful, sell such membership interests in an intrastate offering under Section 3(a)(11) of the Securities Act of 1933, as amended, and no sale so made in good faith by Collateral Agent shall be deemed to be not “commercially reasonable” because so made. In addition, each party hereto shall fully comply with applicable securities laws and take such actions as Collateral Agent may reasonably request to permit Collateral Agent to sell or otherwise dispose of any Collateral in compliance with such laws. Collateral Agent shall be under no obligation to delay a sale of any Collateral for a period of time necessary to permit the issuer of any securities contained therein to register such securities under the federal securities laws or under applicable state securities laws.

3.2 Application of Proceeds. Cash received by Collateral Agent from the sale of any Collateral hereunder shall be (a) paid to the General Partner to fund a portion of the GP Capital Contribution or, (b) to the extent that such amount exceeds the Pledgor’s pro rata share of the Quarterly Hedge Payment Obligation, paid to the Pledgor.

SECTION 4.
MISCELLANEOUS

4.1 Amendments. No amendment, waiver, or other modification in respect of this Agreement will be effective unless in writing (including a writing evidenced by an electronic transmission) and executed by the party to be bound thereby.

4.2 Counterparts. This Agreement (and each amendment, waiver, or modification of it) may be executed and delivered in counterparts (including by electronic transmission), each of which will be deemed an original.

5.6 Governing Law. This Agreement shall be subject to and governed by the laws of the State of New York, excluding any conflicts-of-law rule or principle that might refer the construction or interpretation of this Agreement to the laws of another state.

5.7 Transfer. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their successors and permitted assigns. Neither this Agreement nor any interest or obligation in or under this Agreement may be transferred (whether by way of security or otherwise) by any Pledgor without the prior written consent of Collateral Agent, but Collateral Agent may transfer this Agreement without the consent of any Pledgor. Any purported transfer that is not in compliance with this Section will be void.

5.8 Severability. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

5.9 Termination; Releases of Liens.

(a) This Agreement shall remain in force until the Hedging Arrangements expire or are terminated. Upon the expiration or termination of the Hedging Arrangements, the Collateral Agent shall distribute the Cash Reserve, if any, and all remaining Collateral to the Pledgors.

(b) If any of the Collateral shall be sold, transferred, or otherwise disposed of by any Pledgor in a transaction permitted by the Loan Documents, the security interest created hereby in any Collateral that is so sold, transferred, or otherwise disposed of shall automatically terminate and be released upon the closing of such sale, transfer, or other disposition, and such Collateral shall be sold free and clear of the lien and security interest created hereby.

5.10 Notice. Notices, requests, and demands to or upon Collateral Agent or any Pledgor hereunder shall be effected in the manner set forth in the Omnibus Agreement

(signatures follow)

IN WITNESS WHEREOF, this Agreement has been duly executed by the Parties as of the date first written above.

PL MANUFACTURING LLC

By:	/s/ Nathan Ticatch___________ Name: Nathan Ticatch
Title: President

YSOF Propylene Investor, LLC

By:	/s/ Zalmie Jacobs_____________ Name: Zalmie Jacobs
Title: President